UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Selected to Deploy the First Mobile WiMAX™ Network in Papua New Guinea for Telikom PNG. Dated June 2nd , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2nd, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Selected to Deploy the First Mobile WiMAX™ Network
in Papua New Guinea for Telikom PNG

Operator to provide nationwide broadband coverage with Alvarion’s end-to-end
Mobile WiMAX 4Motion® solution

TEL AVIV, June 2, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced it was chosen to deploy the first Mobile WiMAX™ network in Papua New Guinea for Telikom PNG. The country’s telecommunications leader plans to provide nationwide coverage using Alvarion’s end-to-end Mobile WiMAX 4Motion solution at the 2.3 GHz frequency band. Alvarion’s local partner for this project is Telrad Networks.

Telikom PNG is wholly owned by the government and responsible for providing telecommunications services in Papua New Guinea. The operator’s first network in the capital city of Port Moresby was launched this month and is expected to provide connectivity to approximately 1500 users. The second network to be deployed in the city of Lae is planned to go live in the second quarter of 2009. Further expansion is expected at the end of 2009, extending the network to all regional cities as part of the master plan to achieve nationwide coverage for 55,000 end-users.

“We are proud to announce the deployment of the first Mobile WiMAX network in Papua New Guinea and introduce a new era of communications to all citizens,” said Peter Loko Acting CEO of Telikom PNG. “Alvarion presents an impressive track record in WiMAX solutions and early deployment capabilities. Together with our partner Telrad, we will leverage Alvarion’s technology and expertise to provide a high-performance quality solution, offering compelling broadband services to our customers in this market.”

“Bringing services based on Mobile WiMAX to Papua New Guinea will enable Telikom PNG to give its customers a complete new wireless broadband experience,” said Tzvika Friedman, president and CEO of Alvarion. “We are excited about working with the nation’s leading operator. Our advanced technology will increase network coverage and capacity and, allowing Telikom PNG to offer their customers a real high-speed wireless broadband experience.”

Papua New Guinea has a population of almost 6 million and Internet penetration rate below 2 percent. WiMAX presents an ideal business case for enabling mobile broadband to mass consumers. By building a network based on Alvarion’s leading platform, Telikom PNG can cost-effectively offer a wide range of voice and data services to the people of Papua New Guinea.

About Telikom PNG

Telikom PNG Limited, a 100% government owned company, replaced the former PTC. Telikom PNG provides public telecommunication services in Papua New Guinea, such as fixed network and cellular services through its owned subsidiary, BMobile Communications Limited. In addition to voice telephony services, other leased data circuits and internet services are retailed to local service providers. Telikom PNG was ear-marked for privatization in 2002 together with other Government owned institutions. For more information, visit www.telikompng.com.pg

About Telrad Networks

Telrad Networks has been developing carrier-grade communications equipment for more than half a century. Telrad provides development capabilities that focus on integration of core technologies into standardized, Tier-1 carrier-class products. Telrad is devoted to providing a highly flexible development team, allowing its partners and customers a high level of control in the development cycle and product roadmap. Telrad is a privately-owned company founded in 1951. For more information, visit www.telrad.com

About Alvarion

Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.